Exhibit 1

Contents

Chairman’s Statement

Financial and Business Overview

Unaudited Condensed Consolidated Interim Accounts

Independent Review Report

Other Information

Chairman’s Statement

The first six months of 2005 have seen the Company face the challenges of fierce competition and continual market change. The Company has actively pursued a change in its business development model. This has resulted in our achieving a steady growth in various businesses and a significant enhancement of the Company’s economic efficiency when measured against the second half of the previous financial year. As a result, the momentum in business development remained favorable.

For the first six months of 2005, growth in the revenue of the Company remained steady. Operating revenue reached RMB43.24 billion, an increase of 10.2% from the same period last year. Of which, revenue from GSM cellular business was RMB25.64 billion, an increase of 6.6% from the same period last year. Revenue from the CDMA business was RMB15.15 billion, an increase of 20.4% from the same period last year. Revenue from the long distance communications, data communications and Internet business was RMB2.45 billion.

Operating profit was RMB4.08 billion. Operating profit of GSM cellular business was RMB4.48 billion. While operating loss of CDMA cellular business was RMB0.46 billion, the balance of unamortized cost of CDMA handsets decreased from RMB4.75 billion at the end of last year to RMB4.17 billion at the end of June this year. Net profit was RMB2.33 billion. Despite a decrease of 19.4% from the same period last year, net profit was 45.3% over the second half of last year.

EBITDA was RMB14.0 billion. EBITDA margin was 32.4%. After adding the CDMA network leasing fee, EBITDA margin was 41.5%, of which EBITDA margin of GSM was 50.5%. Earnings per share was RMB0.185. Free cash flow of the Company was RMB7.90 billion.

Encouragingly the first half of the year has seen the Company’s key business segments sustain steady development on all fronts. We are continuing our efforts to optimize and perfect our GSM network. The competitive advantages we have enjoyed as a result of the differentiation of our CDMA 1X business were further demonstrated with a rapid growth in our value-added business. As at 30 June 2005, the Company’s 120.534 million-strong cellular subscriber base represented a market share of 35.2%. The Company also recorded a net addition of 5.347 million GSM cellular subscribers and 3.105 million CDMA cellular subscribers to reach a total of 89.614 million GSM subscribers and 30.920 million CDMA subscribers at the end of the half year. During the first six months of 2005, cellular value-added service has accounted for 13.6% of the Company’s cellular service revenue.

The period under review has witnessed a significant strengthening of the Company’s sales and marketing efforts. Specific initiatives undertaken included an enhancement of our brand marketing, channel building and customer retention activities. We have also implemented a new branding system and various brand marketing support activities and tools. The year has also seen the creation of a new distribution channels system which integrates a variety of proprietary and independent channels to further enhance the effectiveness of our marketing capabilities. The strengthening of customer retention activities has resulted in a measurable improvement in customer service level. Ensuring a higher standard of call quality by further network optimization and providing more applications services for our customers have also helped to stabilize ARPU levels. Value-added businesses, such as SMS, “Cool Ringtone” and wireless data services were also able to achieve relatively rapid growth as a result of our active implementation of marketing strategies. The Company has strengthened the control of its CDMA handset subsidization and increased the proportion of CDMA handsets acquired via centralized purchasing, resulting in a fall in handset prices. We are continuing to devote additional efforts to our cultivation of the industry value chain in order to facilitate our effective development of CDMA.

The Company has always strived for – and done its utmost to maintain – a fair and orderly competitive environment in the PRC telecoms market. During the first six months of 2005, the strengthening of our tariff management and removal of unreasonable tariff packages did much to standardize and stabilize the tariff levels for various fee items.

Over the course of the last six months, the Company has done much to enhance its overall management standard. In attempting to evolve our business development model, we have made every effort to optimize operation management systems and execution capabilities. The day-to-day management of fundamental areas such as performance appraisal, budgeting, internal control and auditing have all been improved as a result of these efforts. Coupled with more stringent control of costs, these steps have ensured that the increase in expenditure was matched more reasonably with the increase in business revenue. By upgrading our information technology infrastructure, we were also able to streamline work flows in various businesses units and increase efficiency across the Company as a whole.

In July 2005, the Company successfully issued RMB10 billion worth of commercial paper through its operating subsidiary, China Unicom Corporation Limited (“CUCL”). This move will help to further reduce financial costs and optimize our debt structure.

The second half of the year will see us continue striving to evolve the Company’s business development model. The maintenance of efficiency and effective development will remain our guiding principles and top priorities at all times. All future marketing strategies will be formulated on the basis of matching marketing expenses with income from the CDMA business. By fully leveraging on the opportunities arising from the centralized purchase of CDMA handsets that will enter the market in abundant supply, the operational efficiency of CDMA development will be improved. The next six months will also see us focus greater efforts on improving our customer retention activities in order to maximize the steady development of our GSM business. To increase income generated by the rapid growth and momentum of our value-added business, we will also consolidate our efforts in the areas of sales and marketing. In an effort to further enhance economic efficiency, the Company will focus the development of its long distance, data and Internet businesses only in regions where there is sufficient demand. The implementation of improved budgetary management processes in every area of our operations, the optimization of our investment structure and tighter control of operating costs are other steps that will enable us to improve our efficiency.

In closing, I and my fellow Board members would like to express our gratitude to Mr. Craig O. McCaw and his alternate director, Mr. C. James Judson for the contributions they have made to the Company in serving as our independent non-executive director. I would also like to express my heartfelt thanks to our shareholders and the community as a whole for their continued strong support of the Company.

Chang Xiaobing

Chairman and Chief Executive Officer

Hong Kong, 25 August 2005

Financial and Business Overview

In the first half of 2005, we pursued the rational, practical and proactive strategies, insisted on a market-oriented approach, expedited the effective development, and enhanced our operational management, the Company achieved steady and solid business development despite the fierce market competition.

I.                Financial Overview

In the first half of 2005, the operating revenue of the Company sustained a stable upward trend, and reached RMB43.24 billion, representing an increase of 10.2% from the same period last year. Revenue from Cellular Business was RMB40.79 billion, an increase of 11.4% from the same period last year. Among this business, GSM Cellular Business exhibited a sustainable and stable growth, accounting for RMB25.64billion with an increase of 6.6% from the same period last year; CDMA Cellular Business continued to achieve rapid growth, accounting for RMB15.15 billion with a growth of 20.4% from the same period last year, and its share of total operating revenue moving further to 35.0% as compared to 32.1% in the same period last year. Revenue from Long Distance, Data and Internet Business was RMB2.45 billion, a decrease of 6.3% from the same period last year.

In the first half of 2005, the Company had a total of RMB39.22 billion operating expenses, representing an increase of 14.4% from the same period last year. The Company has made a great deal of effort towards cost control such as selling and marketing expenses, general and administrative expenses, this eventually improved the cost efficiency. For the first half of the year, the selling and marketing expenses increased by 9.5% from the same period last year, but the rate of increase of their expense was smaller than the growth rate of operating revenue. Bad debt ratio declined to 1.9% in the first half of 2005, compared to 3.2% in the same period last year.

In the first half of the year, the Company had a total of RMB4.08 billion operating profit, representing a decrease of 19.5% from the same period last year, but an increase of 31.7% from the second half of last year. Among the total, GSM Cellular Business achieved an operating profit of RMB4.48 billion; and CDMA Cellular Business had an operating loss of RMB0.46 billion after amortizing RMB3.12 billion of CDMA subscribers acquisition costs. The carrying amount of CDMA subscribers acquisition costs decreased by RMB0.58 billion from RMB4.75 billion at the end of last year, thus easing the cost pressure in the future; Led by the market competition, operating profit from Long Distance, Data and Internet Business totaled RMB0.14 billion. Net profit of the Company in the first half of 2005 was RMB2.33 billion, representing a decrease of 19.4% from the same period last year, but an increase of 45.3% from the second half of 2004. Earnings per share reached RMB0.185.

In the first half of 2005, EBITDA1 was RMB14.0 billion and EBITDA margin was 32.4%. If adding back leasing expense for CDMA network, EBITDA margin would become 41.5%. EBITDA margin of GSM Cellular Business was 50.5%. In the first half of the year, capital expenditures totaled RMB7.08 billion, and free cash flow2 further increased to RMB7.90 billion.

Compared with the end of 2004, liabilities-to-assets ratio fell from 51.4% to 50.1% at the end of 2005 first half, while debt-to-capitalization ratio fell from 38.9% to 36.7% at the end of 2005 first half. The Company’s assets-liabilities structure was further improved.

Note 1:     EBITDA represents net profit before interest income, finance cost, net other income, taxation, depreciation and amortisation.

Note 2:     Free cash flow represents net cash inflow from operating activities minus capital expenditure.

II.            Business Overview

1.             Steady growth in GSM business and good momentum for CDMA business development

As at 30 June 2005, the total cellular subscribers reached 120.534 million, representing a net increase of 8.452 million as compared with the end of 2004. The market share of total subscribers in the service area of the Company maintained at 35.2%.

As at 30 June 2005, the total number of GSM subscribers was 89.614 million, with a net addition of 5.347 million as compared with the end of last year. The average minutes of usage (MOU) per subscriber per month for GSM business were 195.0 minutes, representing an increase of 6.7 minutes from 188.3 minutes in the second half of last year. The average revenue per user (ARPU) was RMB49.1, representing an increase of RMB1.1 from RMB48.0 in the second half of last year. The monthly average churn rate of GSM business was 2.26% for the first half of this year.

As at 30 June 2005, the total number of CDMA subscribers reached 30.920 million, with a net addition of 3.105 million as compared with the end of last year. The average MOU per subscriber per month for CDMA business were 280.8 minutes, representing a decrease of 7.3 minutes from 288.1 minutes in the second half of last year. The APRU was RMB78.1, representing a decrease of RMB2.2 from RMB80.3 in the second half of last year. The decrease of CDMA business ARPU was slowing down. The monthly average churn rate of CDMA business was 1.42% for the first half of this year.

2.             Constantly rapid growth in wireless value-added services and increase in penetration rate of CDMA 1X wireless data service

SMS business maintained rapid growth. For the first half of 2005, SMS volume reached 25.32 billion messages, representing an increase of 20.6% over the same period of last year. Of which, CDMA SMS volume was 7.13 billion messages, representing an increase of 32.4% over the same period of last year; GSM SMS volume was 18.19 billion messages, representing an increase of 16.5% over the same period of last year.

“Cool Ringtone” business developed at a rapid pace since its commencement at the end of last year. As at 30 June 2005, total number of “Cool Ringtone” subscribers was 11.291 million. Of which, the number of “Cool Ringtone” subscriber of GSM business was 7.210 million and the number of “Cool Ringtone” subscribers of CDMA business was 4.081 million.

The penetration rate of CDMA 1X wireless data service was increasing. As of 30 June 2005, the subscribers of CDMA 1X wireless data service reached 12.168 million. The proportion to total number of CDMA subscribers increased from 31.3% at the end of previous year to 39.4%.

During the first half of 2005, total revenue of wireless value-added services amounted to RMB5.371 billion, representing an increase of 96.9% compared with the corresponding period of previous year. Of which, the proportion of wireless value-added services revenue to service revenue for GSM business was 13.9% whereas that for CDMA business was 13.1%.

3.             Steady growth in long distance, data and Internet businesses

As of 30 June 2005, the total minutes of outgoing international and domestic long distance calls amounted to 12.94 billion minutes, representing an increase of 16.1% compared with the corresponding period of previous year. Of which, the total minutes of PSTN outgoing long distance calls amounted to 5.54 billion minutes, representing an increase of 14.7% compared with the corresponding period of the previous year whereas IP outgoing calls reached 7.40 billion minutes, representing an increase of 17.1% compared with the corresponding period of the previous year. The total minutes of incoming calls from international destinations, together with Hong Kong, Macau and Taiwan, amounted to 1.34 billion minutes, representing an increase of 13.6% compared with the corresponding period of the previous year.

As of 30 June 2005, total bandwidth leased out of the leased line business was 56,000 x 2Mbps, and total bandwidth leased for Asynchronous Transfer Mode (“ATM”) and Frame Relay (“FR”) carrier operations amounted to 9,213 x 2Mbps. The terminals of “Uni-Video” broadband video-telephony service accumulated to 445,000. The total number of subscribers of “Ruyi Mailbox” attained 14.839 million.

4.             Refined sales and marketing and further improvement of customer services

During the first half of 2005, the Company actively deployed brand-marketing activities to comprehensively reorganise various tariff packages. The Company successfully launched the brand named “U-Power” which targeted the youth market. The Company also successfully launched the terminals for smart dual-mode handsets and “dual-mode cards” business which further enriched the “Worldwind” brand name. Development of sales channels and CDMA handsets management was strengthened which facilitated socialised sales of CDMA handsets. Establishment of comprehensive management system of sale agents, supporting management systems such as system of maintaining and retaining customer relationship as well as stringent control over costs of sales ensured effective development. Meanwhile, the Company made commitment to the public in respect of its services, which effectively enhanced its profile. Level of customer satisfaction was further enhanced through perfection of management of customer information and provision of personalised services to customers.

Unaudited Condensed Consolidated Interim Accounts

Unaudited Condensed Consolidated Income Statement

For the six months ended 30 June 2005

(Expressed in thousands of Renminbi (“RMB”), except per share data)

		Unaudited
		Six months ended 30 June
	Note	2005	2004
			As restated
			(Note 3)

Operating revenue (Turnover):
GSM Business	3, 6, 28, 29	25,636,097	24,041,661
CDMA Business	3, 6, 18(a), 21, 28, 29	13,775,908	11,851,255
Data and Internet Business	6, 28, 29	1,599,517	1,818,907
Long Distance Business	6, 28, 29	845,684	793,973
Total service revenue		41,857,206	38,505,796
Sales of telecommunications products	3, 6, 28, 29	1,386,717	738,381
Total operating revenue	6, 29	43,243,923	39,244,177
Operating expenses:
Leased lines and network capacities	7, 28	(4,424,469)	(3,430,576)
Interconnection charges	28	(4,098,765)	(3,561,882)
Depreciation and amortisation	3, 7	(9,972,014)	(9,225,386)
Personnel	3, 7, 11, 12, 28(e)	(2,620,761)	(2,125,713)
Selling and marketing	3, 7, 18(a), 21, 28	(10,590,298)	(9,669,177)
General, administrative and other expenses	3, 7, 8, 28	(5,704,501)	(5,164,884)
Cost of telecommunications products sold	3, 7, 28	(1,805,895)	(1,089,682)
Total operating expenses		(39,216,703)	(34,267,300)
		4,027,220	4,976,877
Interest income	7, 28(d)	40,089	44,337
Other income, net	7, 9, 28(d)	9,027	42,480
Operating profit		4,076,336	5,063,694
Finance costs	7, 10	(685,600)	(961,447)
Profit before taxation	7	3,390,736	4,102,247
Taxation	3, 13	(1,061,696)	(1,211,529)
Profit attributable to shareholders		2,329,040	2,890,718

Basic earnings per share (RMB)	15	0.185	0.230

Diluted earnings per share (RMB)	15	0.184	0.229

Unaudited Condensed Consolidated Balance Sheet

As of 30 June 2005

(Expressed in thousands of RMB)

		Unaudited	Audited
	Note	30 June 2005	31 December 2004
			As restated
			(Note 3)

ASSETS
Non-current assets
Property, plant and equipment, net	3, 19	116,133,216	118,492,120
Goodwill	3, 20	3,143,983	3,136,557
Other assets	3, 21	9,085,072	9,694,761
Deferred tax assets	3, 13	774,598	468,774
		129,136,869	131,792,212
Current assets
Amounts due from Unicom Group	28(b)	31,761	61,401
Amounts due from related parties	28(b)	121,755	193,048
Amounts due from domestic carriers	28(d)(i)	218,477	269,919
Prepayments and other current assets	18	3,118,564	3,059,714
Inventories	17	2,517,331	3,114,632
Accounts receivable, net	16	5,427,871	5,229,980
Short-term bank deposits	28(d)(ii)	578,908	662,025
Bank balances and cash	28(d)(ii)	6,435,630	4,655,464
		18,450,297	17,246,183
Total assets		147,587,166	149,038,395

EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	26	1,333,144	1,332,487
Share premium		52,575,233	52,546,294
Reserves	3, 27	2,333,859	2,259,295
Retained profits:
2004 proposed final dividend		—	1,256,349
Others	3	17,383,706	15,047,816
		73,625,942	72,442,241

Unaudited Condensed Consolidated Balance Sheet (continued)

As of 30 June 2005

(Expressed in thousands of RMB)

		Unaudited	Audited
	Note	30 June 2005	31 December 2004
			As restated
			(Note 3)

LIABILITIES
Non-current liabilities
Long-term bank loans	24, 28(d)(ii)	22,003,978	26,137,188
Obligations under finance leases	25	246,117	488,956
Deferred tax liabilities	3, 13	5,427	3,262
Deferred revenue	3	3,676,848	3,840,493
Other long-term liabilities		5,750	2,578
		25,938,120	30,472,477
Current liabilities
Payables and accrued liabilities	22	17,275,098	16,785,749
Amounts due to related parties	28(b)	216,003	5,760
Amounts due to domestic carriers	28(d)(i)	1,102,382	948,574
Current portion of obligations under finance leases	25	640,200	938,189
Current portion of long-term bank loans	24, 28(d)(ii)	8,983,030	11,086,305
Taxes payable		958,947	395,688
Advances from customers		7,145,447	7,034,995
Short-term bank loans	23, 28(d)(ii)	11,701,997	8,928,417
		48,023,104	46,123,677
Total liabilities		73,961,224	76,596,154
Total equity and liabilities		147,587,166	149,038,395

Net current liabilities		(29,572,807)	(28,877,494)

Total assets less current liabilities		99,564,062	102,914,718

Unaudited Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2005

(Expressed in thousands of RMB)

	Unaudited
	Share capital	Share premium	Employee share-based compensation reserve	Revaluation reserve	Statutory reserve	Retained profits	Total

Balance at 31December 2004, as previously reported	1,332,487	52,546,294	—	176,853	1,971,778	16,783,042	72,810,454
Effects of changes of accounting policies upon adoption of the new HKFRS:
-Share-based payment (Note 3(a)(iii))	—	—	110,664	—	—	(110,664)	—
-Upfront non-refundable revenue and the related direct incremental cost (Note 3(a)(ii))	—	—	—	—	—	(368,213)	(368,213)
Balance at 31December 2004, as restated	1,332,487	52,546,294	110,664	176,853	1,971,778	16,304,165	72,442,241
Derecognition of negative goodwill (Note 3(a)(iv))	—	—	—	—	—	7,425	7,425
Balance at 1 January 2005	1,332,487	52,546,294	110,664	176,853	1,971,778	16,311,590	72,449,666

Exercise of share options (Note 27)	657	28,939	—	—	—	—	29,596

Profit for the period	—	—	—	—	—	2,329,040	2,329,040

Share-based payment	—	—	74,564	—	—	—	74,564

Dividends (Note 14(a))	—	—	—	—	—	(1,256,924)	(1,256,924)
Balance at 30 June 2005	1,333,144	52,575,233	185,228	176,853	1,971,778	17,383,706	73,625,942

Balance at 1 January 2004, as previously reported	1,331,390	52,483,266	—	176,853	1,542,478	14,081,503	69,615,490
Effects of changes of accounting policies upon adoption of the new HKFRS:
-Share-based payment (Note 3(a)(iii))	—	—	21,707	—	—	(21,707)	—
-Upfront non-refundable revenue and the related direct incremental cost (Note 3(a)(ii))	—	—	—	—	—	(563,622)	(563,622)
Balance at 1 January 2004, as restated	1,331,390	52,483,266	21,707	176,853	1,542,478	13,496,174	69,051,868

Exercise of share options (Note 27)	934	56,036	—	—	—	—	56,970

Profit for the period	—	—	—	—	—	2,890,718	2,890,718

Share-based payment	—	—	17,603	—	—	—	17,603

Dividends (Note 14(a))	—	—	—	—	—	(1,256,160)	(1,256,160)
Balance at 30 June 2004	1,332,324	52,539,302	39,310	176,853	1,542,478	15,130,732	70,760,999

Unaudited Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2005

(Expressed in thousands of RMB)

		Unaudited
		Six months ended 30 June
	Note	2005	2004

Net cash inflow from operating activities		14,984,997	12,995,333

Net cash outflow from investing activities		(8,514,598)	(8,400,939)

Net cash outflow from financing activities		(4,664,322)	(5,216,047)
Net increase/(decrease) in cash and cash equivalents		1,806,077	(621,653)
Cash and cash equivalents, beginning of period		4,629,553	9,169,936
Cash and cash equivalents, end of period		6,435,630	8,548,283

Analysis of the balances of cash and cash equivalents:

Cash balances		7,182	5,408
Bank balances		6,428,448	8,592,033
Less: Restricted bank deposit	(i)	—	(49,158)
		6,435,630	8,548,283

Note (i):          As of 30 June 2005, no bank balance (31 December 2004: RMB26 million) was restricted by the bank to secure long-term bank loans.

Notes to the Unaudited Condensed Consolidated Interim Accounts

(Amounts expressed in RMB unless otherwise stated)

1.              ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are mainly engaged in the provision of GSM and CDMA cellular, data, Internet and long distance services in the PRC. The GSM and CDMA business are hereinafter collectively referred to as the “Cellular Business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

The immediate holding company of the Company is China Unicom (BVI) Limited (“Unicom BVI”). The majority of the equity interests in Unicom BVI is owned by China United Telecommunications Corporation Limited (a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002).

The directors of the Company consider China United Telecommunications Corporation (a state owned enterprise established in the PRC, hereinafter referred as “Unicom Group”) to be the ultimate parent company.

2.              BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated interim accounts have been prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants.

As of 30 June 2005, the current liabilities of the Group had exceeded the current assets by approximately RMB29.6 billion. This was mainly attributable to the use of short-term bank deposits to repay long-term bank loans. Taking into account of available financing facilities and continuous net cash inflows from operating activities, the Group has sufficient funds to meet its working capital requirements. As a result, the unaudited condensed consolidated interim accounts of the Group for the six months ended 30 June 2005 have been prepared under the going concern basis.

The accounting policies and methods of computation used in the preparation of the unaudited condensed consolidated interim accounts are consistent with those used in the annual financial statements for the year ended 31 December 2004 except that the Group has changed certain of its accounting policies following its adoption of new / revised Hong Kong Financial Reporting Standards (“HKFRS”) and HKASs (collectively referred to as “new HKFRS”) which are effective for accounting periods commencing on or after 1 January 2005.

The unaudited condensed consolidated interim accounts have been prepared in accordance with those HKFRS standards and interpretations issued and effective as at the time of preparing these accounts. The HKFRS standards and interpretations that will be applicable at 31 December 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing the unaudited condensed consolidated interim accounts.

The changes to the Group’s accounting policies and the effect of adopting these new policies are set out in Note 3 below.

3.              CHANGES IN ACCOUNTING POLICIES

(a)        Effect of adopting new HKFRS

In 2005, the Group adopted the new / revised standards of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Interests in Joint Venturers
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations

The adoption of new / revised HKASs 1, 2, 7, 8, 10, 12, 14, 16, 19, 21, 23, 27, 28, 31, 32, 33, 37 and 39 did not result in substantial changes to the Group’s accounting policies.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment to other assets – long-term prepayment of lease. The upfront prepayments made for the leasehold land and land use rights are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. In prior years, the leasehold land was accounted for at cost less accumulated depreciation and accumulated impairment.

Upon the adoption of revised HKAS 18, the Group changed its accounting policy for upfront non-refundable revenue, such as connection fee and receipts from SIM/UIM cards, which had previously been recognised upon completion of activation services. Effective from 1 January 2005, upfront non-refundable revenue and the related direct incremental costs incurred are deferred and recognised over the expected customer service periods. The expected customer service period for the Cellular Business is estimated based on the expected stabilised churn rates of subscribers. Management judges that this change of accounting policy provides reliable and more relevant information because it better reflects the economic effects of the transactions and is consistent with the accounting policy adopted for the Group’s financial information presented under generally accepted accounting principles in the United States of America.

HKAS 24 has extended the identification of related parties and disclosure of related parties to include state-owned enterprises. Related parties include Unicom Group and its related parties, domestic carriers, other state-owned enterprises and their subsidiaries directly or indirectly controlled by the PRC government, other entities and corporations in which the Company is able to control, jointly control or exercise significant influence and key management personnel of the Company and Unicom Group as well as their close family members.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31 December 2004, the provision of share options to employees did not result in an expense in the income statements. Effective on 1 January 2005, the Group expenses the cost of share options in the income statement. As a transitional provision, the cost of share options granted after 7 November 2002 and not yet vested on 1 January 2005 was expensed retrospectively in the income statements of the respective periods.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill/negative goodwill. Until 31 December 2004, goodwill was amortised on a straight line basis over 20 years, and assessed for an indication of impairment at each balance sheet date. However, in accordance with the provisions of HKFRS 3, the Group ceased amortisation of goodwill from 1 January 2005, and the accumulated amortisation as of 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill. Starting from 1 January 2005 onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment.

In addition, in accordance with HKFRS 3, from 1 January 2005, if the fair value of the net identifiable assets and liabilities acquired exceed the purchase consideration (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the consolidated income statement as it arises. Negative goodwill previously recognised has been derecognised at 1 January 2005, with a corresponding adjustment to the opening balance of retained earnings of the Group.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

-                 HKFRS 2 –         only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 January 2005; and

-                 HKFRS 3 –         applied prospectively after the adoption date.

(i)            The adoption of revised HKAS 17 resulted in:

	30 June	31 December
	2005	2004
	RMB million	RMB million

Decrease in property, plant and equipment	(401)	(412)
Increase in other assets	401	412

	For the six months ended 30 June
	2005	2004
	RMB million	RMB million

Decrease in depreciation and amortisation	(23)	(23)
Increase in general, administrative and other expenses	23	23

(ii)         The adoption of revised HKAS 18 resulted in:

	30 June	31 December
	2005	2004
	RMB million	RMB million

Increase in other assets	3,452	3,546
Decrease in deferred tax assets	(54)	(74)
Increase in deferred revenue	3,677	3,840
Decrease in retained earnings	(368)	(564)

	For the six months ended 30 June
	2005	2004
	RMB million	RMB million

Increase/(decrease) in operating revenue	163	(128)
Increase in selling and marketing expenses	535	325
Decrease in costs of telecommunication products sold	(440)	(500)
Decrease in taxation	(20)	(51)
Increase in basic earnings per share (RMB)	0.007	0.008
Increase in diluted earnings per share (RMB)	0.007	0.008

(iii)      The adoption of HKFRS 2 resulted in:

	30 June	31 December
	2005	2004
	RMB million	RMB million

Increase in employee share-based compensation reserve	185	111
Decrease in retained earnings	(111)	(22)

	For the six months ended 30 June
	2005	2004
	RMB million	RMB million

Increase in personnel cost	75	18
Decrease in basic earnings per share (RMB)	(0.006)	(0.001)
Decrease in diluted earnings per share (RMB)	(0.006)	(0.001)

(iv)     The adoption of HKFRS 3, HKAS 36, and HKAS 38 resulted in:

30 June 2005
RMB million

Increase in goodwill	92
Increase in retained earnings	7

For the six months ended
30 June 2005
RMB million

Decrease in depreciation and amortisation	(85)
Increase in basic earnings per share (RMB)	0.007
Increase in diluted earnings per share (RMB)	0.007

(b)        New Accounting Policies

The accounting policies used for the unaudited condensed consolidated interim accounts for the six months ended 30 June 2005 are the same as those set out in Notes 3 to the 2004 annual reports except for the following:

(i)            Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. If the fair value of the net assets acquired in a business combination exceeds the consideration paid, the excess is recognised immediately in the consolidated income statement as it arises.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(ii)         Upfront non-refundable revenue and the direct incremental costs

Upfront non-refundable revenue, such as connection fee and receipts from SIM/UIM cards, and the direct incremental costs incurred are deferred and recognised over the expected customer service periods. The expected customer service period for the Cellular Business is estimated based on the expected stabilised churn rates of subscribers. On this basis, the weighted average customer service period based on current estimation considering the prevailing market environment is approximately 4 years.

(iii)      Land use rights

The upfront prepayments made for land use rights are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement.

(iv)     Share-based compensation

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

4.              FINANCIAL RISK MANAGEMENT

(a)        Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk and fair value interest risk), credit risk, liquidity risk and cash flow interest-rate risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

Risk management is carried out by the Group’s finance department, following the overall directions determined by the Board of Directors. The finance department identifies and evaluates financial risks in close co-operation with the Group’s operating units.

(i)            Market risk – Foreign exchange risk

The Group’s businesses are mainly conducted in RMB, except the Company and certain subsidiaries located in HK, Macau and USA. Dividends to shareholders are declared in RMB and paid in HK dollars. The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to US dollar and HK dollar. The Group has not used any forward contracts or currency borrowings to hedge its exposure to foreign currency risk.

(ii)         Credit risk

The Group has no significant concentrations of credit risk. The extent of the Group’s credit exposure is represented by the aggregate balance of accounts receivable for services and amounts due from related parties and other operators.

The Group has policies that limit the amount of credit exposure to accounts receivable for services. The normal credit period granted by the Group is on average 30 days from the date of invoice.

(iii)      Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying businesses, the finance department aims to maintain flexibility in funding by keeping committed credit lines available.

(iv)     Cash flow and fair value interest rate risk

The Group’s interest-bearing assets mainly represent bank deposits. The Group has no significant interest-bearing assets risk as the related interest income is not significant. Apart from this, the Group’s income and operating cash flows are substantially independent of changes in market interest rates.

The Group’s interest-rate risk arises from bank loans. Bank loans issued at floating rates expose the Group to cash flow interest-rate risk. Bank loans issued at fixed rates expose the Group to fair value interest-rate risk. As of 30 June 2005, approximately RMB21,055 million of long-term loans and RMB9,940 million of short-term loans were at fixed rates, while approximately RMB9,932 million of long-term loans and RMB1,762 million of short-term loans were at floating rates.

(b)        Fair value estimation

Financial assets of the Group include bank balances and cash, short-term bank deposits, accounts receivable, prepayment and other current assets, amounts due from related parties and domestic carriers. Financial liabilities of the Group include accounts payable and accrued liabilities, bank loans, lease payables and amounts due to related parties and domestic carriers.

The Group did not have and does not believe it will have any difficulty in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People’s Bank of China. The carrying amounts of the Group’s bank balances and cash, short-term bank deposits, other current financial assets and liabilities approximated their fair value as of 30 June 2005 due to the nature or short maturity of those instruments.

The carrying amounts of receivables and payable which are all subject to normal trade credit terms approximate their fair values.

The carrying amounts of bank loans approximate their fair values as determined based on prevailing market borrowing rates available for comparable bank loans with similar terms and maturities.

5.              CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.

Critical accounting estimates and judgements used for the unaudited condensed consolidated interim accounts for the six months ended 30 June 2005 are the same as those set out in the 2004 annual reports.

6.              OPERATING REVENUE

Operating revenue primarily comprises usage fees, monthly fees, interconnection revenue and leased line rental income earned by the Group from GSM, CDMA, data, Internet and long distance services and sales of telecommunications products. Tariffs for the GSM, CDMA, data, Internet and long distance services are subject to regulations by various government authorities, including the State Development and Reform Commission, the Ministry of Information Industry and the provincial price regulatory authorities.

Operating revenue is stated net of business tax and government surcharges.

7.              PROFIT BEFORE TAXATION

Profit before taxation is stated after charging and crediting the following:

		Unaudited
		Six months ended 30 June
	Note	2005	2004
		RMB’000	RMB’000
			As restated

After charging/(crediting):

Interest income		(40,089)	(44,337)

Interest expense	10	1,001,438	1,220,331
Less: Amounts capitalised in construction-in-progress	10	(331,805)	(259,699)
Total interest expenses	10	669,633	960,632

Depreciation:
- Assets held under finance leases	19	73,507	6,077
- Other assets	3(a)(i)	9,669,441	8,856,236
Total depreciation	3(a)(i), 19	9,742,948	8,862,313

Amortisation of goodwill	3(a)(iv), 20	—	85,743

Other amortisation		229,066	277,330

Amortisation of deferred customer acquisition costs of contractual CDMA subscribers	18(a)	3,123,647	3,051,251

(Gain)/loss on disposal of property, plant and equipment	8	(1,436)	4,480

Operating lease expense:
- Leased lines		461,878	383,098
- CDMA network capacity	28(a)	3,962,591	3,047,478
- Land use right	3(a)(i), 8	22,703	23,000
- Other lease expense	8	587,249	558,782
Total operating lease expense		5,034,421	4,012,358

		Unaudited
		Six months ended 30 June
	Note	2005	2004
		RMB’000	RMB’000
			As restated

After charging/(crediting):

Provision for doubtful debts:
- GSM Business		446,070	736,217
- CDMA Business		260,970	391,838
- Data and Internet Business		78,031	78,115
- Long Distance Business		25,637	38,905
Total provision for doubtful debts	16	810,708	1,245,075

Cost of inventories	3(a)(ii)	1,805,895	1,089,682

Write-down of inventories to net realisable value		50,758	3,627

Personnel:
- Salaries and wages		2,019,470	1,629,088
- Contributions to defined contribution pension schemes	11	163,663	147,859
- Contributions to supplementary defined contribution pension schemes	11	27,081	29,760
- Special monetary housing benefits	12	10,663	3,010
- Contributions to other housing fund		118,251	110,384
- Other housing benefits		207,069	188,009
- Share-based compensation	3(a)(iii), 27	74,564	17,603
Total personnel		2,620,761	2,125,713

Net exchange loss/(gains)	9	2,990	(729)

8.              GENERAL, ADMINISTRATIVE AND OTHER EXPENSES

	Unaudited
	Six months ended 30 June
	2005	2004
	RMB’000	RMB’000
		As restated

Operating lease rental expenses	587,249	558,782
Land use right lease expenses (Note 3(a)(i))	22,703	23,000
Repair and maintenance expenses	1,296,642	880,396
Provision for doubtful debts	810,708	1,245,075
(Gain)/loss on disposal of property, plant and equipment	(1,436)	4,480
Traveling, entertainment and meeting expenses	563,941	578,352
Power and water charges	964,928	776,347
Office expenses	391,393	333,923
Spectrum expenses	325,224	238,046
Other	743,149	526,483
	5,704,501	5,164,884

9.              OTHER INCOME, NET

	Unaudited
	Six months ended 30 June
	2005	2004
	RMB’000	RMB’000

Net exchange (loss)/gains	(2,990)	729
Other	12,017	41,751
	9,027	42,480

10.        FINANCE COSTS

	Unaudited
	Six months ended 30 June
	2005	2004
	RMB’000	RMB’000

Interest on bank loans repayable over 5 years	11,066	35,444
Interest on bank loans repayable within 5 years	964,630	1,178,955
Interest element of finance lease	25,742	5,932
Less: Amounts capitalised in construction-in-progress	(331,805)	(259,699)
Total interest expenses	669,633	960,632
Bank charges	15,967	815
	685,600	961,447

11.        RETIREMENT BENEFITS

All the full time employees of the Group are covered by a state-sponsored pension scheme under which the employees are entitled to an annual pension equal to their basic salaries on their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Group was required to make defined contributions to the pension scheme at the rate of 19% of the employees’ basic salaries for the six months ended 30 June 2005 (2004: 19%). Under this scheme, the Group has no obligation for post-retirement benefits beyond the annual contributions.

In addition, effective from 11 August 1998, a supplementary defined contribution pension plan managed by an independent insurance company was established. Under this plan, the Group makes a monthly defined contribution of 2% to 16% of the monthly salary of each employee (2004: 2% to 6%). There were no vested benefits attributable to past services upon adoption of the plan.

Retirement benefits charged to the income statement were as follows:

	Unaudited
	Six months ended 30 June
	2005	2004
	RMB’000	RMB’000

Contributions to defined contribution pension schemes	163,663	147,859
Contributions to supplementary defined contribution pension schemes	27,081	29,760

12.        HOUSING BENEFITS

In 2001, the Group finalised its monetary housing benefit scheme as a special employee incentive scheme for all qualified employees. For the six months ended 30 June 2005 and 2004, certain provinces were expected to achieve the annual performance budget and thus were approved by management to distribute and pay out such monetary housing benefits. The provision for special monetary housing benefits for qualified employees of these provinces for the six months ended 30 June 2005 and 2004 amounted to approximately RMB10,663,000 and RMB3,010,000 respectively. The remaining provinces have not accrued for these special monetary housing benefits since they are not expected to achieve their annual performance budget in 2005 and accordingly, no provision for such benefits was made.

13.        TAXATION

Provision for taxation represents:

	Unaudited
	Six months ended 30 June
	2005	2004
	RMB’000	RMB’000
		As restated

Provision for PRC enterprise income tax on the estimated taxable profits for the period	1,365,355	1,224,703
Deferred taxation (Note 3(a)(ii))	(303,659)	(13,174)
	1,061,696	1,211,529

There is no Hong Kong profits tax liability as the Group did not have any assessable income sourced from Hong Kong for the six months ended 30 June 2005 and 2004.

The income tax liabilities of the Group were assessed as follows:

(a)         The tax liabilities of China Unicom Corporation Limited (hereinafter referred to as “CUCL”, a direct wholly-owned subsidiary of the company) and its wholly-owned subsidiaries for the six months ended 30 June 2005 and 2004 were assessed in accordance with FIE (“Foreign Investment Enterprises”) taxation requirements on a consolidated basis as a single entity and settled income tax liabilities centrally in Beijing as approved by the relevant tax authority; and

(b)        The tax liabilities of Unicom New World Telecommunications Corporation Limited (“Unicom New World”) for the six months ended 30 June 2005 and 2004 were assessed in accordance with with FIE taxation requirements on a consolidated basis as a single entity and settled income tax centrally in Beijing as approved by the relevant tax authority; and

(c)         Various provincial or municipal branches of CUCL and Unicom New World were granted a preferential treatment by local tax authorities whereby their enterprise income tax was assessed at rates of 30%, 15% or 10% for the six months ended 30 June 2005 and 2004. The remaining provincial branches were assessed at a tax rate of 33%.

The reconciliation of PRC enterprise income tax between the statutory tax rate of 33% and the effective tax rate actually recorded in the income statement is as follows:

	Unaudited
	Six months ended 30 June
	2005	2004
		As restated

PRC

Statutory tax rate of 33%	33.0%	33.0%
Non-deductible expenses	0.5%	0.9%
Non-taxable income	(1.2)%	(2.0)%
Effect of preferential tax rates	(1.8)%	(2.8)%
Effective PRC income tax rate	30.5%	29.1%

Hong Kong

Statutory tax rate of 17.5%	17.5%	17.5%
Non-deductible expenses	(39.0)%	(290.3)%
Non-taxable income:
- Interest income	19.2%	272.8%
Effective Hong Kong income tax rate	(2.3)%	—

Total overall effective income tax rate	31.3%	29.5%

Tax effect of preferential tax rate is as follows:

	Unaudited
	Six months ended 30 June
	2005	2004

Aggregate amount (RMB in millions)	63	117
Per share effect (RMB)	0.005	0.009

The movements of the deferred tax assets/liabilities are as follows:

	Unaudited
	Six months ended	Audited
	30 June 2005	Year 2004
	RMB’000	RMB’000
		As restated

Deferred tax assets:
Balance, beginning of period	468,774	1,022,106
Deferred taxation credited/(charged) to income statement	305,824	(553,332)
Balance, end of period	774,598	468,774

Deferred tax liabilities:
Balance, beginning of period	(3,262)	—
Acquisition of Unicom International	—	(2,090)
Deferred taxation charged to income statement	(2,165)	(1,172)
Balance, end of period	(5,427)	(3,262)

Deferred taxation as of period-end represented the taxation effect of the following temporary differences. Deferred income tax assets and liabilities are offset when deferred tax assets and deferred tax liabilities relate to income tax levied by the same taxation authority.

		Unaudited	Audited
		30 June	31 December
	Note	2005	2004
		RMB’000	RMB’000
			As restated

PRC Enterprises

Deferred tax assets:
Interest on loans from CCF joint ventures	(a)	124,752	150,954
Loss arising from terminations of CCF Arrangements	(a)	137,026	174,637
Provision for impairment loss for property, plant and equipment		4,721	4,721
Provision for doubtful debts		791,592	526,514
Write-down of inventories to net realisable value		54,605	39,103
Amortisation of retirement benefits		6,678	6,678
Additional depreciation deductible for tax purpose		17,229	18,258
Monetary housing benefits		12,615	17,171
Provision for certain operating expenses		100,322	—
Net amount of deferral and amortisation of upfront non-refundable revenue		951,736	979,603
Others		16,682	3,767
		2,217,958	1,921,406
Deferred tax liabilities:
Net amount of deferral and amortisation of direct incremental costs		(1,005,812)	(1,053,760)
Capitalised interest		(437,548)	(398,872)
		(1,443,360)	(1,452,632)
		774,598	468,774

Hong Kong Enterprises

Deferred tax liabilities:
Accelerated depreciation from tax purpose		(5,427)	(3,262)

Note:

(a)        Prior to 2000, in the process of developing its cellular networks, the GSM Business has entered into cooperation agreements with certain contractual joint ventures (the “CJVs”) established in the PRC. Each CJV was established by one or more Chinese enterprises and one or more foreign parties, and the aforementioned cooperation arrangements are referred to as the China-China-Foreign Arrangement (the “CCF Arrangements”). Pursuant to the CCF Arrangements, the CJVs have extended funding to the GSM Business for the construction of telecommunications systems and network equipment in the PRC. Based on the terms of the cooperation agreements, the CCF Arrangements had been accounted for as secured financing arrangements to the GSM Business, and interest had been accrued by the GSM Business based on the funds provided by the CJVs and the then prevailing market borrowing rates. All CCF Arrangements had been terminated in 1999 and 2000, the related loss on the termination of CCF Arrangements was charged to the income statement as incurred. Pursuant to the approval of relevant tax authorities, all the interest costs and the loss on termination of these CCF Arrangements can only be deducted against taxable income over 7 years. The resulting deferred tax assets were recognised accordingly.

14.        PROFITS ATTRIBUTABLE TO SHAREHOLDERS

(a)        At the annual general meeting held on 12 May 2005, the shareholders of the Company approved the payment of final dividend of RMB0.10 per ordinary share for the year ended 31 December 2004 totalling RMB1,256,924,327 (year ended 31 December 2003: RMB1,256,159,607), which has been reflected as an appropriation of retained profits for the six months ended 30 June 2005. As of 30 June 2005, such dividends have been paid by the Company.

(b)       During the six months ended 30 June 2005, the Group has not made any appropriation to reserves or declared any dividends to the shareholders (2004: Nil).

15.        EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2005 and 2004 were computed by dividing the profit attributable to shareholders of approximately RMB2,329,040,000 and RMB2,890,718,000 by the weighted average number of 12,567,704,713 shares and 12,559,962,334 shares in issue during the periods respectively.

Diluted earnings per share for the six months ended 30 June 2005 and 2004 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the periods, after adjusting for the effects of the dilutive potential ordinary shares. All potential dilutive ordinary shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme; and (ii) the amended Share Option Scheme as described in Note 27. For the six months ended 30 June 2005 and 2004, all potential dilutive shares rose from share options granted under the amended Share Option Scheme, which if converted to ordinary shares would decrease profit attributable to shareholders per share.

16.        ACCOUNTS RECEIVABLE, NET

		Unaudited	Audited
		30 June	31 December
		2005	2004
		RMB’000	RMB’000

Accounts receivable for GSM services		4,365,201	4,464,963
Accounts receivable for CDMA services		3,328,629	3,448,273
Accounts receivable for Data and Internet services		481,149	537,418
Accounts receivable for Long Distance services		490,137	712,833
Sub-total		8,665,116	9,163,487
Less:	Provision for doubtful debts for GSM services	(2,035,639)	(2,521,313)
	Provision for doubtful debts for CDMA services	(920,824)	(1,110,024)
	Provision for doubtful debts for Data and Internet services	(203,525)	(200,373)
	Provision for doubtful debts for Long Distance services	(77,257)	(101,797)
		5,427,871	5,229,980

The aging analysis of accounts receivable was as follows:

	Unaudited	Audited
	30 June	31 December
	2005	2004
	RMB’000	RMB’000

Not yet due (within credit period)	4,032,183	3,595,337
Due within three months	1,252,553	1,373,240
Three months to one year	1,643,302	2,131,065
More than one year	1,737,078	2,063,845
	8,665,116	9,163,487

The normal credit period granted by the Group is on average 30 days from the date of invoice.

Provision for doubtful debts was analysed as follows:

	Unaudited
	Six months ended	Audited
	30 June 2005	Year 2004
	RMB’000	RMB’000

Balance, beginning of period	3,933,507	3,488,959
Provision for the period	810,708	2,191,820
Acquisition of Unicom International	—	9,306
Written-off during the period	(1,506,970)	(1,756,578)
Balance, end of period	3,237,245	3,933,507

17.        INVENTORIES

	Unaudited	Audited
	30 June	31 December
	2005	2004
	RMB’000	RMB’000

Handsets	1,470,046	2,045,502
Telephone cards	861,202	832,050
Other	186,083	237,080
	2,517,331	3,114,632

18.        PREPAYMENTS AND OTHER CURRENT ASSETS

		Unaudited	Audited
		30 June	31 December
	Note	2005	2004
		RMB’000	RMB’000

Prepaid rental		315,076	277,999
Deposits and prepayments		1,057,918	1,334,220
Interest receivable		1,436	1,414
Advances to employees		242,866	164,386
Deferred customer acquisition costs of contractual CDMA subscribers	(a)	860,209	860,225
Other		641,059	421,470
		3,118,564	3,059,714

The aging analysis of prepayments and other current assets was as follows:

	Unaudited	Audited
	30 June	31 December
	2005	2004
	RMB’000	RMB’000

Within one year	2,955,310	2,855,331
Over one year	163,254	204,383
	3,118,564	3,059,714

Note:

(a)        As part of the arrangement with certain CDMA contractual subscribers under special promotion packages, CDMA handsets were provided to certain subscribers for their use at no additional charge during specified contract periods ranging from 6 months to 2 years.

Under the terms of these contracts, subscribers are required to spend a minimum amount of service fees during the contract period. In addition, to secure future performance, these subscribers are also required to (i) prepay service fees or deposits, (ii) maintain restricted bank deposits in designated commercial banks to secure the minimum contract amount, or (iii) provide the Group with a guarantor who will compensate the Group for any loss upon their non-performance. The costs of CDMA handsets under the above contractual arrangements are treated as deferred customer acquisition costs, to the extent recoverable based on management’s periodic assessment, and are amortised over the contractual period (not exceeding 2 years) to match with the Group’s minimum contract revenue.

For the six months ended 30 June 2005, amortisation of these deferred customer acquisition costs of contractual CDMA subscribers amounted to approximately RMB3,124 million (2004: RMB3,051 million), which was recorded in “selling and marketing” expenses. As of 30 June 2005, the carrying amount of unamortised deferred customer acquisition costs of contractual CDMA subscribers totaled approximately RMB4,171 million (31 December 2004: RMB4,745 million), with approximately RMB860 million (31 December 2004: RMB860 million) recorded in “prepayment and other current assets” (for contracts expiring within 1 year) and with approximately RMB3,311 million (31 December 2004: RMB3,885 million) recorded in “other assets” (for contracts expiring over 1 year) (see Note 21).

19.        PROPERTY, PLANT AND EQUIPMENT, NET

	Unaudited
	Six months ended 30 June 2005
			Office				Audited
			furniture,				Year 2004
		Telecommunications	fixtures	Leasehold	Construction-		As restated
	Buildings	equipment	and others	improvements	in-progress	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost or valuation:
Beginning of period	15,394,795	128,530,475	5,103,469	1,112,408	23,694,508	173,835,655	155,313,692
Additions	20,746	83,769	44,268	26,625	7,238,969	7,414,377	18,811,959
Acquisition of Unicom International	—	—	—	—	—	—	57,425
Transfer from CIP	608,764	6,988,113	51,922	14,144	(7,662,943)	—	—
Disposals	(16,401)	(30,889)	(24,853)	(24,270)	—	(96,413)	(347,421)
End of period	16,007,904	135,571,468	5,174,806	1,128,907	23,270,534	181,153,619	173,835,655
Accumulated depreciation and impairment:
Beginning of period	2,398,685	49,788,957	2,499,505	642,081	14,307	55,343,535	37,450,844
Charge for the period	568,492	8,568,834	492,177	113,445	—	9,742,948	18,175,605
Disposals	(15,203)	(15,372)	(11,235)	(24,270)	—	(66,080)	(282,914)
End of period	2,951,974	58,342,419	2,980,447	731,256	14,307	65,020,403	55,343,535
Net book value:
End of period	13,055,930	77,229,049	2,194,359	397,651	23,256,227	116,133,216	118,492,120

Beginning of period	12,996,110	78,741,518	2,603,964	470,327	23,680,201	118,492,120	117,862,848

As of 30 June 2005, prepayments for property, plant and equipment to be used in construction amounting to approximately RMB1,740 million (2004: RMB1,604 million) have been included in construction-in-progress.

For the six months ended 30 June 2005, interest of approximately RMB332 million (2004: RMB260 million) was capitalised to construction-in-progress.

Buildings of the Group were last valued at 31 March 2000 by Sallmanns (Far East) Ltd., independent registered property valuers in Hong Kong, using the replacement cost or open market value approach, as appropriate. The resulting revaluation surplus amounted to RMB177 million. The additional depreciation attributable to the revaluation surplus amounted to approximately RMB4.40 million for the six months ended 30 June 2005 (2004: RMB4.40 million). As of 30 June 2005, the carrying amount of buildings would have been approximately RMB12,925 million (2004: RMB12,860 million) had they been stated at historical cost less accumulated depreciation.

As of 30 June 2005, net book value of telecommunications equipment held under finance leases amounted to approximately RMB488 million (2004: RMB602 million).

For the six months ended 30 June 2005, the Group recognised gains on disposal of property, plant and equipment of approximately RMB1.44 million (2004: losses of RMB4.48 million).

20.        GOODWILL

		Unaudited	Audited
		30 June	31 December
		2005	2004
		RMB’000	RMB’000
		Note 3

Cost:
Goodwill arising from acquisition of Unicom New Century		2,056,273	2,284,749
Goodwill arising from acquisition of Unicom New World		1,087,710	1,144,957
Negative goodwill arising from acquisition of Unicom International		—	(7,727)
		3,143,983	3,421,979
Less:	Accumulated amortisation - goodwill	—	(285,723)
	Accumulated amortisation - negative goodwill	—	301
		3,143,983	3,136,557

Goodwill arising from the acquisition of Unicom New Century and Unicom New World represented the excess of purchase consideration over the fair value of the separately identifiable net assets acquired.

From 1 January 2005, the Group ceased amortisation of goodwill and the accumulated amortisation as of 31 December 2004 was eliminated against the cost of goodwill (Note 3(a)(iv)).

Negative goodwill arising from the acquisition of Unicom International represented the excess of the fair value of the separately identifiable net assets acquired over the purchase consideration. On adoption of HKFRS 3, the negative goodwill has been derecognised at 1 January 2005, with a corresponding adjustment to the opening balance of retained earnings of the Group (Note 3(a)(iv)).

21.        OTHER ASSETS

		Unaudited	Audited
		30 June	31 December
	Note	2005	2004
		RMB’000	RMB’000
			As restated

Land use right	3(a)(i)	400,564	411,940
Prepaid rental and leased line		894,610	958,886
Deferred direct incremental costs	3(a)(ii)	3,451,631	3,546,437
Deferred customer acquisition costs of contractual CDMA subscribers	18(a)	3,311,156	3,884,685
Purchased software		285,345	295,768
Other		741,766	597,045
		9,085,072	9,694,761

22.        PAYABLES AND ACCRUED LIABILITIES

		Unaudited	Audited
		30 June	31 December
	Note	2005	2004
		RMB’000	RMB’000

Payables to contractors and equipment suppliers		9,700,476	10,592,518
Accrued expenses		2,505,818	1,355,183
Payables to telecommunications products suppliers		1,541,318	1,772,693
Customer deposits		1,375,472	1,370,015
Salary and welfare payables		539,810	465,154
Amounts due to Services Provider/Content Provider		618,077	573,804
Other	(a)	994,127	656,382
		17,275,098	16,785,749

Note (a):       Other includes miscellaneous accruals for housing fund and other government surcharges.

The aging analysis of payables and accrued liabilities was as follows:

	Unaudited	Audited
	30 June	31 December
	2005	2004
	RMB’000	RMB’000

Less than six months	13,236,600	13,343,784
Six months to one year	2,856,768	2,257,802
More than one year	1,181,730	1,184,163
	17,275,098	16,785,749

23.        SHORT-TERM BANK LOANS

Interest rates on RMB denominated short-term bank loans ranged from 4.54% to 5.02% per annum for the six months ended 30 June 2005 (2004: 4.54% to 5.02% per annum). In addition, there were approximately HK$655 million, HK$500 million and HK$500 million of HK$ denominated short-term bank loans as of 30 June 2005, which carried an interest rate of 0.22%, 0.24% and 0.25% over HIBOR per annum respectively.

As of 30 June 2005, there were no short-term bank loans guaranteed by Unicom Group (2004: RMB3,397 million).

As of 30 June 2005, there were no short-term bank loans secured by the future service fee revenue to be generated by the cellular operations (2004: RMB100 million).

24.        LONG-TERM BANK LOANS

		Unaudited	Audited
		30 June	31 December
	Interest rate and final maturity	2005	2004
		RMB’000	RMB’000

RMB denominated bank loans	Fixed interest rate ranging from 4.78% to 5.58% (2004: 4.78% to 5.73%) per annum with maturity through 2010 (2004: maturity through 2010) (Note (a))
- secured		4,288,280	6,804,566
- unsecured		16,766,928	20,487,127
		21,055,208	27,291,693
USD denominated bank loans	Floating interest rate of USD LIBOR plus interest margin of 0.28% to 0.44% per annum with maturity through 2010 (Note (b))	9,931,800	9,931,800
Less: Current portion		(8,983,030)	(11,086,305)
		22,003,978	26,137,188

The repayment schedule of the long-term bank loans was as follows:

	Unaudited	Audited
	30 June	31 December
	2005	2004
	RMB’000	RMB’000

Balances due:
- not later than one year	8,983,030	11,086,305
- later than one year and not later than two years	13,016,040	10,226,776
- later than two years and not later than five years	7,332,638	14,092,792
Thereafter	1,655,300	1,817,620
	30,987,008	37,223,493
Less: Portion classified as current liabilities	(8,983,030)	(11,086,305)
	22,003,978	26,137,188

(a)        As of 30 June 2005, long-term bank loans denominated in RMB were secured by the following:

(i)            Approximately RMB4,288 million (2004: RMB6,805 million) of long-term bank loans were secured by the future service fee revenue to be generated by the cellular operations of the relevant branches. Included in these long-term bank loans, no loans (2004: RMB2,824 million) were guaranteed by Unicom Group;

(ii)         In addition to the above, there were no long-term bank loans (2004: RMB3,955 million) guaranteed by Unicom Group; and

(iii)      There were no long-term bank loans secured by restricted bank deposits (2004: RMB26 million).

(b)    On 26 September 2003, the Company signed an agreement with 13 financial institutions for a long-term syndicated loan of USD0.7 billion. This facility was split into 3 tranches (i) USD0.2 billion 3-year loan; (ii) USD0.3 billion 5-year loan; and (iii) USD0.2 billion 7-year loan and carried an interest rate of 0.28%, 0.35% and 0.44% over US dollar LIBOR per annum for each tranche respectively. In October 2003, the Company and CUCL entered into an agreement to lend the bank loans to CUCL with similar terms to finance the network construction of CUCL.

In addition, on 25 February 2004, CUCL signed an agreement with various financial institutions for a long-term syndicated loan of USD0.5 billion to finance its working capital and network construction expenditure. This facility was repayable in 3 years and carried an interest rate of 0.40% over US dollar LIBOR per annum.

25.        OBLIGATIONS UNDER FINANCE LEASES

Obligations under finance leases were analysed as follows:

	Unaudited	Audited
	30 June	31 December
	2005	2004
	RMB’000	RMB’000

Total minimum lease payments under finance leases repayable:
- not later than one year	668,809	938,189
- later than one year and not later than five years	257,008	479,531
- later than five years	—	137,104
	925,817	1,554,824
Less: Future finance charges	(39,500)	(127,679)
Present value of minimum obligations	886,317	1,427,145

The present value of obligations under finance leases:
- not later than one year	640,200	938,189
- later than one year and not later than two years	243,293	358,850
- later than two year and not later than five years	2,824	60,692
- later than five years	—	69,414
	886,317	1,427,145
Less: Portion classified as current liabilities	(640,200)	(938,189)
Obligations under finance leases - non-current liabilities	246,117	488,956

Interest rate of obligations under finance leases is from 4% to 6% (2004: 4% to 6%) per annum.

26.        SHARE CAPITAL

	Unaudited	Audited
	30 June	31 December
	2005	2004
	HK$’000	HK$’000

Authorised:
30,000,000,000 ordinary shares of HK$0.1 each	3,000,000	3,000,000

		Unaudited			Audited
		30 June 2005			31 December 2004
		Number		RMB	Number		RMB
	Note	of shares		equivalent	of shares		equivalent
		(‘000)	HK$’000	RMB’000	(‘000)	HK$’ 000	RMB’000

Issued and fully paid:
- Unicom BVI		9,725,000	972,500	1,030,850	9,725,000	972,500	1,030,850
- Public investors	(a)	2,844,683	284,468	302,294	2,838,492	283,849	301,637
		12,569,683	1,256,968	1,333,144	12,563,492	1,256,349	1,332,487

Note (a):            Increase of 6,191,200 ordinary shares for the six months ended 30 June 2005 represented the ordinary shares issued under the share option scheme (Note 27).

27.        SHARE OPTION SCHEME

The Company adopted a share option scheme (the “Share Option Scheme”) and a fixed award pre-global offering share options scheme (“Pre-Global Offering Share Option Scheme”) on 1 June 2000 for the granting of share options to qualified employees, with terms amended on 13 May 2002 to comply with the requirements set out in the New Chapter 17 of the Listing Rules.

Movements in the number of share options outstanding are as follows:

	Number of share options involved
	Unaudited
	Six months ended	Audited
	30 June 2005	Year 2004

Balance, beginning of period	274,063,400	172,367,400
Granted	—	113,322,000
Exercised	(6,191,200)	(10,320,000)
Cancelled	(4,554,200)	(1,306,000)
Balance, end of period	263,318,000	274,063,400

Details of share options exercised during the period were as follows:

		Weighted average
		share price at the	Proceeds	Number of
Grant date	Exercise price	dates of exercise	received	shares involved
	HK$	HK$	HK$

2 August 2002	6.18	8.52	3,324,840	538,000
21 May 2003	4.30	8.51	24,606,120	5,653,200
			27,930,960	6,191,200

As of 30 June 2005, information of outstanding options was summarised as follows:

	The period	The price	Number	Number
	during which	per share to be	of shares	of shares
	an option may	paid on exercise	outstanding as of	outstanding as of
Date of options granted	be exercised	of options	30 June 2005	31 December 2004

Shares granted under the Pre-Global Offering Share Option Scheme:

22 June 2000	22 June 2002 to 21 June 2010	HK$15.42	24,645,600	25,436,600

Shares granted under the Share Option Scheme:

30 June 2001	30 June 2001 to 21 June 2010	HK$15.42	6,508,000	6,508,000

2 August 2002	10 July 2003 to 9 July 2008	HK$6.18	25,416,800	25,954,800

21 May 2003	21 May 2004 to 20 May 2009	HK$4.30	95,093,600	102,476,000

30 May 2003	21 May 2004 to 20 May 2009	HK$4.66	278,000	366,000

20 July 2004	20 July 2005 to 19 July 2010	HK$5.92	110,722,000	112,668,000

21 December 2004	21 December 2005 to 20 December 2010	HK$6.20	654,000	654,000
			263,318,000	274,063,400

Upon the adoption of HKFRS 2, the Group changed its accounting policy for share-based payment. Effective on 1 January 2005, the Group expenses the cost of share options in the income statement. The cost of share options granted after 7 November 2002 and not yet vested on 1 January 2005 was expensed retrospectively in the income statements of the respective periods. The Group recognised share-based employee compensation costs based on the estimated fair value of share options at the grant date by using the Black-Scholes valuation model. The fair value of options granted during the year ended 31 December 2004 was HK$1.54. The significant inputs into the model were share prices of HK$5.90 and HK$6.20, at the grant dates, exercise prices shown above, volatility of 40%, expected life of options of 3 years, expected dividend pay out rate of 2% and annual risk-free interest rate of 3%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last 100 days. No share options were granted during the six months ended 30 June 2005.

28.        RELATED PARTY TRANSACTIONS

The table set forth below summarises the names of significant related parties and nature of relationship with the Company as of 30 June 2005:

Name of related parties	Nature of relationship with the Company

China United Telecommunications Corporation (“Unicom Group”)	Ultimate parent company
Unicom NewSpace Co., Ltd (“Unicom NewSpace”)	A subsidiary of Unicom Group
Unicom Xingye Science and Technology Trade Co. (“Unicom Xingye”)	A subsidiary of Unicom Group
Beijing Unicom Xingye Science and Technology Company Limited (“Beijing Xingye”)	A subsidiary of Unicom Group
Unicom Import and Export Company Limited (“ Unicom I/E Co”)	A subsidiary of Unicom Group
Unicom International (HK) Limited (“Unicom International (HK)”)	A subsidiary of Unicom Group
Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”)	A subsidiary of Unicom Group
Unicom New Guoxin Telecommunications Corporation Limited (“New Guoxin”)	A subsidiary of Unicom Group
UNISK (Beijing) Information Technology Corporation Limited (“UNISK”)	A joint venture company of Unicom Group
China Unicom Corporation Limited (“CUCL”)	A subsidiary of the Company
Unicom New Century Telecommunications Corporation Limited (“Unicom New Century”, on 30 July 2004, CUCL combined with Unicom New Century and Unicom New Century was legally dissolved.)	A subsidiary of the Company
Unicom New World Telecommunications Corporation Limited (“Unicom New World”)	A subsidiary of the Company
China Unicom International Limited (“Unicom International”)	A subsidiary of the Company
China Unicom USA Corporation (“Unicom USA”)	A subsidiary of the Company
China Unicom (Macau) Company Limited (“Unicom Macau”)	A subsidiary of the Company

(a)        Transactions with Unicom Group and its subsidiaries

The following is a summary of significant recurring transactions carried out with Unicom Group and its subsidiaries. In the director’s opinion, these transactions were carried out on normal commercial terms in the ordinary course of business.

		Unaudited
		Six months ended 30 June
	Note	2005	2004
		RMB’000	RMB’000

Transactions with Unicom Group and its subsidiaries:
Interconnection and roaming revenues		110,518	102,650
Interconnection and roaming charges		35,510	27,130
Charge for cellular subscriber value-added service by New Guoxin	(iii)	255,008	447,541
Charges for customers services		281,371	250,102
Charge for cellular subscriber value-added service by UNISK and Unicom NewSpace		8,480	1,061
Rental charges for premises, equipment and facilities		13,790	6,701
Rental income for premises and facilities		9,007	18,595
Constructed capacity related cost of CDMA network	(ii)	114,648	89,034
Revenue for leasing of transmission line capacity		13,410	10,494
Charges for the international gateway services		9,801	7,272
Leasing of satellite transmission capacity		7,076	7,076
Purchase of telecom cards		490,517	561,163
CDMA network capacity lease rental	(i)	3,962,591	3,047,478
Commission expenses for sales agency services incurred for telecom cards		—	7,556
Agency fee incurred for procurement of telecommunications equipment		8,640	19,659
Commission fee to New Guoxin		7,946	—

On 24 March 2005, CUCL and Unicom New World entered into the new agreements of “New Comprehensive Service Agreement”, “New CDMA Lease”, “New Comprehensive Operator Services Agreement” and “New Guoxin Premises Leasing Agreement” with Unicom Group, Unicom New Horizon and New Guoxin to replace the old agreements. The new agreements became effective from 1 January 2005 after being approved at the extraordinary shareholders’ meeting on 12 May 2005. Details of the new agreements have already been set forth in the shareholders’ circular “Continuing Connected Transactions” of the Company issued on 18 April 2005. Changes of the key terms between the new agreements and the old agreements are set out as follows:

(i)           CDMA network capacity lease rental

Pursuant to the New CDMA Lease, the CDMA lease has an initial term of two years, the lease fee of the CDMA Network shall be determined on the basis of the lessee’s services revenue, details as follows:

in 2005, the lease fee shall be 29% of the audited CDMA service revenue of the lessee for that year, but shall not be less than 90% of the total amount of lease fee paid by the Group to Unicom New Horizon pursuant to the old lease agreements for 2004; and

in 2006, the lease fee shall be 30% of the audited CDMA service revenue of the lessee for that year, but shall not be less than 90% of the total amount of lease fee paid by the Group to Unicom New Horizon pursuant to the New CDMA Lease agreement for 2005.

(ii)       Constructed capacity related cost of CDMA network

Pursuant to the New CDMA Lease, the constructed capacity related costs in connection with the CDMA network capacity used by the Group, including the rental fees for the exchange centres and the base stations, water and electricity charges, heating charges and fuel charges for the relevant equipment etc., as well as the maintenance costs of a non-capital nature, are charged to the Group as part of the New CDMA Lease arrangement. The proportion of the constructed capacity related costs to be borne by the lessee shall be calculated on a monthly basis by reference to the actual number of cumulative CDMA subscribers of the Group at the end of the month prior to the occurrence of the costs divided by 90%, as a percentage of the total capacity available on the Network.

(iii)   Charge for cellular subscriber value-added service by New Guoxin

Pursuant to the New Comprehensive Operator Services Agreement, the Group shall retain 40% of the actually received revenue generated from the value-added services provided to the Group’s subscribers and allocate 60% of such revenue to New Guoxin and the settlement should be made among branches of the Group and New Guoxin respectively.

(b)        Amounts due from and to related parties/Unicom Group

Amounts due from and to related parties or Unicom Group are unsecured, non-interest bearing, repayable on demand and arise in the ordinary course of business in respect of transactions with Unicom Group or the subsidiaries of Unicom Group as described in (a) above.

(c)        Bank loans guaranteed by Unicom Group

As of 30 June 2005, there were no long-term bank loans (2004: RMB6,779 million) and short-term bank loans (2004: RMB3,397 million) guaranteed by Unicom Group.

(d)        State-owned enterprises

Unicom Group is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party. State-controlled enterprises and their subsidiaries, in addition to Unicom Group, directly or indirectly controlled by the PRC government are also considered to be related parties of the Group. Neither Unicom Group nor the PRC government publishes financial statements available for public use.

The Group is ultimately controlled by the PRC government, which also controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of state controlled entities, including their key management personnel and their close family members, and employee on corporate business. These transactions are carried out on normal commercial terms that are consistently applied to all customers. Due to the vast volume and the pervasiveness of these transactions, the management is unable to determine the aggregate amount of the transactions for disclosure. Management believes that meaningful information relative to related party disclosures has been adequately disclosed.

The Group’s telecommunications networks depend, in large part, on interconnection with domestic carriers’ public switched telephone network and on transmission lines leased from major domestic carriers. Major domestic carriers include China Telecommunications Corporation and its subsidiaries (“China Telecom”), China Mobile Communications Corporation and its subsidiaries (“China Mobile”) and China Network Communication Group Corporation and its subsidiaries (“China Netcom”). These are collectively referred to as “Domestic Carriers”.

(i)           Domestic Carriers

(1)         Transactions with Domestic Carriers

The following is a summary of significant transactions with Domestic Carriers in the ordinary course of business:

	Unaudited
	Six months ended 30 June
	2005	2004
	RMB’000	RMB’000

Interconnection revenue	1,812,757	1,371,579
Interconnection charges	3,799,831	3,419,014
Leased line revenue	35,091	88,329
Leased line charges	290,706	370,469

(2)         Amounts due from and to Domestic Carriers

	Unaudited	Audited
	30 June	31 December
	2005	2004
	RMB’000	RMB’000

Amounts due from Domestic Carriers
- Receivable for interconnection revenue and leased line revenue	218,477	269,919

Amounts due to Domestic Carriers
- Payables for interconnection charges and leased lines charges	1,102,382	948,574

All amounts due from and to Domestic Carriers were unsecured, non-interest bearing and repayable within one year.

(ii)       Other major state-owned enterprises

(1)         Transactions with other major state-owned enterprises

The following is a summary of significant transactions with other major state-owned enterprises in the ordinary course of business:

	Six months ended 30 June
	2005	2004
	RMB’000	RMB’000

Interest income	32,956	38,074
Interest expense of loans	907,117	1,197,351
Short-term bank loan received	7,834,632	4,304,937
Long-term bank loan received	4,213,310	3,518,313
Short-term bank loan repayments paid	7,696,577	6,278,329
Long-term bank loan repayments paid	8,320,609	9,700,078

(2)         Amounts due from and to other major state-owned enterprises

Included in the unaudited condensed consolidated balance sheet, the balances with other major state-owned enterprises are as follows:

	30 June	31 December
	2005	2004
	RMB’000	RMB’000

Current assets
Bank balances	6,336,948	4,417,047
Short-term bank deposit	371,994	371,994

Non-current liabilities
Long-term bank loans	17,865,728	21,998,888

Current liabilities
Short-term bank loans	11,169,747	8,928,417
Current portion of long-term bank loans	8,983,030	11,086,305

(e)        Key management compensation

	Unaudited
	Six months ended 30 June
	2005	2004
	RMB’000	RMB’000

Salaries and other short-term employee benefits	9,690	6,722
Termination benefits	—	2,921
Share-based compensation	2,062	596
	11,752	10,239

29.        SEGMENT INFORMATION

Business segments represent components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, when considering how to allocate resources and in assessing performance.

The Group organises its business segments based on the various types of telecommunications services provided to customers in the PRC. The major business segments operated by the Group are classified as below:

•                GSM Business — the provision of GSM telephone and related services;

•                CDMA Business — the provision of CDMA telephone and related services, through a leasing arrangement of CDMA network capacities from Unicom New Horizon;

•                Data and Internet Business — the provision of domestic and international data, Internet and other related services; and

•                Long Distance Business — the provision of domestic and international long distance and other related services.

The business segments are managed separately because each operating segment represents a strategic business unit that provides various kinds of telecommunication services. All the business segments of the Group have been aggregated into the above reportable segments since they are expected to exhibit similar future economic characteristics under central management at separate locations.

The Group’s primary measure of segment results is based on segment profit or loss before taxation.

(a)      Business segments

	Unaudited
	Six months ended 30 June 2005							Six months ended 30 June 2004 (As restated)
			Data and	Long						Data and	Long
	GSM	CDMA	Internet	Distance	Unallocated			GSM	CDMA	Internet	Distance	Unallocated
	Business	Business	Business	Business	amounts	Elimination	Total	Business	Business	Business	Business	amount	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Operating revenue (Turnover):
Usage fee	16,245,846	8,592,933	1,356,607	350,493	—		26,545,879	16,549,969	8,021,888	1,358,547	439,666	—		26,370,070
Monthly fee	3,395,816	2,492,193	—	—	—		5,888,009	3,817,070	2,355,296	—	—	—		6,172,366
Interconnection revenue	1,579,674	649,846	56,200	252,081	—		2,537,801	1,255,302	410,744	62,557	107,753	—		1,836,356
Leased lines rental	—	—	181,418	242,401	—		423,819	—	—	159,203	242,030	—		401,233
Other revenue	4,414,761	2,040,936	5,292	709	—		6,461,698	2,419,320	Ê1,063,327	238,600	4,524	—		3,725,771
Total services revenue	25,636,097	13,775,908	1,599,517	845,684	—		41,857,206	24,041,661	11,851,255	1,818,907	793,973	—		38,505,796
Sales of telecommunications products	1,234	1,377,783	6,579	1,121	—		1,386,717	2,087	729,995	6,004	295	—		738,381
Total operating revenue from external customers	25,637,331	15,153,691	1,606,096	846,805	—		43,243,923	24,043,748	12,581,250	1,824,911	794,268	—		39,244,177
Intersegment revenue	—	—	1,233,782	631,642	—	(1,865,424)	—	83,110	66,266	995,145	596,025	—	(1,740,546)	—
Total operating revenue	25,637,331	15,153,691	2,839,878	1,478,447	—		43,243,923	24,126,858	12,647,516	2,820,056	1,390,293	—		39,244,177
Operating expenses:
Leased lines and network capacities	(147,110)	(4,023,891)	(217,407)	(36,061)	—		(4,424,469)	(146,623)	(3,082,852)	(181,145)	(19,956)	—		(3,430,576)
Interconnection charges	(3,443,806)	(1,658,688)	(332,825)	(528,870)	—	1,865,424	(4,098,765)	(3,210,602)	(1,259,167)	(461,882)	(370,777)	—	1,740,546	(3,561,882)
Depreciation and amortisation	(8,517,362)	(281,616)	(915,609)	(280,637)	(816)	24,026	(9,972,014)	(7,927,130)	(205,311)	(783,945)	(245,444)	(2,564)	(60,992)	(9,225,386)
Personnel	(1,565,916)	(586,438)	(229,967)	(147,971)	(90,469)		(2,620,761)	(1,355,693)	(386,356)	(215,520)	(136,535)	(31,609)		(2,125,713)
Selling and marketing	(3,630,471)	(6,051,806)	(723,562)	(184,459)	—		(10,590,298)	(3,231,323)	(5,564,027)	(665,072)	(208,755)	—		(9,669,177)
General, administrative and other expenses	(3,854,436)	(1,262,160)	(436,181)	(135,794)	(15,930)		(5,704,501)	(3,462,186)	(1,087,049)	(421,545)	(172,148)	(21,956)		(5,164,884)
Cost of telecommunications products sold	(38,170)	(1,751,871)	(15,665)	(189)	—		(1,805,895)	(68,490)	(1,008,727)	(10,123)	(2,342)	—		(1,089,682)
Total operating expenses	(21,197,271)	(15,616,470)	(2,871,216)	(1,313,981)	(107,215)		(39,216,703)	(19,402,047)	(12,593,489)	(2,739,232)	(1,155,957)	(56,129)		(34,267,300)
	4,440,060	(462,779)	(31,338)	164,466	(107,215)		4,027,220	4,724,811	54,027	80,824	234,336	(56,129)		4,976,877
Interest income	27,182	2,118	922	1,844	99,973	(91,950)	40,089	29,619	3,140	1,400	2,033	59,876	(51,731)	44,337
Other income (expense), net	10,596	2,328	(355)	(107)	(3,435)		9,027	(1,127)	650	1,092	293	41,572		42,480
Operating profit (loss)	4,477,838	(458,333)	(30,771)	166,203	(10,677)		4,076,336	4,753,303	57,817	83,316	236,662	45,319		5,063,694
Finance costs	(620,675)	(23,788)	(5,107)	(31,420)	(96,560)	91,950	(685,600)	(897,497)	(24,043)	(35,335)	(7,539)	(48,764)	51,731	(961,447)
Segment profit (loss) before taxation	3,857,163	(482,121)	(35,878)	134,783	(107,237)		3,390,736	3,855,806	33,774	47,981	229,123	(3,445)		4,102,247

Taxation							(1,061,696)							(1,211,529)

Profit attributable to shareholders							2,329,040							2,890,718

Other information:
Provision for doubtful debts	446,070	260,970	78,031	25,637	—		810,708	736,217	391,838	78,115	38,905	—		1,245,075

Capital expenditures for segment assets (1)	2,975,127	—	913,547	733,291	2,461,316		7,083,281	2,598,464	—	1,626,569	233,496	3,027,315		7,485,844

	Unaudited							Audited
	As of 30 June 2005							As of 31 December 2004 (As restated)
			Data and	Long						Data and	Long
	GSM	CDMA	Internet	Distance	Unallocated			GSM	CDMA	Internet	Distance	Unallocated
	Business	Business	Business	Business	amounts	Elimination	Total	Business	Business	Business	Business	amount	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total segment assets	108,981,062	7,070,272	8,295,030	11,768,126	61,831,486	(50,358,810)	147,587,166	102,693,857	7,119,115	9,470,980	18,042,840	62,101,761	(50,390,158)	149, 038, 395

Total segment liabilities	48,922,029	7,929,143	3,171,642	6,242,264	7,696,146		73,961,224	51,493,461	8,624,230	4,437,311	5,408,689	6,632,463		76,596,154

(1)         Capital expenditures classified under “unallocated amounts” represent capital expenditures on common facilities, which benefit all business segments.

(b)        Geographical segments

The Group’s services users are mainly in the PRC. There is no other geographical segment with segment revenue from external customers equal to or greater than 10% of total consolidated revenue from sales to all external customers.

Although the Group has its corporate headquarters in Hong Kong, a substantial portion of the Group’s non-current assets (including property, plant and equipment and other assets) are situated in mainland China, as the Group’s principal activities are conducted in the PRC. For the six months ended 30 June 2005, substantially all capital expenditures were incurred to acquire assets located in the mainland China. There is no other geographical segment with segment assets equal to or greater than 10% of the total assets of all geographical segments.

30.        CONTINGENCIES AND COMMITMENTS

(a)        Capital commitments

As of 30 June 2005 and 31 December 2004, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	Unaudited			Audited
	30 June 2005			31 December 2004
	Land and buildings	Equipment	Total	Land and buildings	Equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Authorised and contracted for	1,056,015	3,942,531	4,998,546	659,435	4,387,705	5,047,140
Authorised but not contracted for	129,591	1,778,524	1,908,115	145,997	1,344,328	1,490,325
Total	1,185,606	5,721,055	6,906,661	805,432	5,732,033	6,537,465

As of 30 June 2005, approximately RMB500 million (2004: RMB126 million) of capital commitment outstanding was denominated in US dollars (equivalent to approximately US$61 million (2004: US$15 million)).

(b)        Operating lease commitments

As of 30 June 2005 and 31 December 2004, the Group had total future aggregate minimum operating lease payments under operating leases as follows:

	Unaudited 30 June 2005				Audited 31 December 2004
			CDMA
	Land and		network
	buildings	Equipment	capacity	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Leases expiring :
- not later than one year	665,216	102,850	4,635,957	5,404,023	6,681,058
- later than one year and not later than five years	1,594,928	209,844	2,668,515	4,473,287	1,914,197
- later than five years	1,043,474	72,330	—	1,115,804	1,067,703
Total	3,303,618	385,024	7,304,472	10,993,114	9,662,958

(c)        Commitment to purchase CDMA handsets

As of 30 June 2005, the Group committed to purchase CDMA handsets amounted to approximately RMB1,487 million (2004: RMB1,968 million).

31.        EVENTS AFTER BALANCE SHEET DATE

CUCL’s offering of commercial paper

The board of directors of CUCL adopted a resolution on 24 June 2005, approving its offering of commercial paper with the outstanding amount not exceeding RMB10 billion (“CP”) and with the unit nominal value of RMB100. On 7 July 2005, CUCL obtained an approval for filing from the People’s Bank of China with regard to its offering of the CP.

The CP, consisting of two tranches, was offered by way of discounting in the PRC interbank debenture market. On 19 July 2005, CUCL has completed the offering of the CP. The first tranche of the CP with a maturity period of 365 days, were issued for the aggregate amount of RMB9.0 billion. The second tranche of the CP, with a maturity period of 180 days, were issued for the aggregate amount of RMB1.0 billion.

32.        COMPARATIVE FIGURES

Certain comparative figures have been reclassified or restated in accordance with disclosure requirements under new HKFRS adopted in current year.

33.        APPROVAL OF INTERIM ACCOUNTS

The interim accounts were approved by the Board of Directors of the Company on 25 August 2005.

Independent Review Report

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability)

Introduction

We have been instructed by the Company to review the condensed interim financial report of the Company and its subsidiaries (“the Group”) for the six months ended 30 June 2005 as set out on pages 9 to 50.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with SAS 700 “Engagements to review interim financial reports” issued by the HKICPA. A review consists principally of making enquiries of the Group’s management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the condensed interim financial report for the six months ended 30 June 2005.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 25 August 2005

Other Information

SHARE OPTION SCHEMES OF THE COMPANY

1.             Share option scheme

The Company adopted a share option scheme (the “Share Option Scheme”) for the purpose of providing incentives and rewards to employees who have made contributions to the development of the Company. The terms of the Share Option Scheme comply with the requirements set out in Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and provide favourable scheme to attract and retain key personnel. Under the Share Option Scheme:

(a)        Share options may be granted to employees including executive directors of the Group and any of the non-executive directors;

(b)       Any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company who is the grantee of the options);

(c)        The maximum number of shares in respect of which options may be granted must not exceed 10% of the issued share capital of the Company as at 13 May 2002;

(d)       The option period commences on any day after the date on which an option is offered, but may exceed 10 years from the offer date;

(e)        The subscription price shall not be less than the higher of:

i.      The nominal value of the shares;

ii.     The closing price of the shares on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) as stated in the Hong Kong Stock Exchange’s quotation sheets on the offer date in respect of the options; and

iii.    The average closing price of the shares on the Hong Kong Stock Exchange’s quotation sheets for the five trading days immediately preceding the offer date.

As of 30 June 2005, 238,672,400 share options had been granted and remain valid under the Share Option Scheme of the Company, of which 6,818,000 share options are being held by the directors. Please refer to the paragraph “Directors’ Rights to Acquire Shares” hereinbelow for details. All the options granted and outstanding as at 30 June 2005 under the Share Option Scheme are governed by the terms as amended on 13 May 2002.

For the six months ended 30 June 2005, 6,191,200 options granted under the Share Option Scheme have been exercised. Among which, 538,000 options were exercised at the price of HK$6.180 per share, 5,401,200 options were exercised at the price of HK$4.300 per share, 88,000 options were exercised at the price of HK$4.655 per share, 164,000 options were exercised at the price of HK$5.920 per share.

2.             Pre-global offering share option scheme

The Company also adopted a pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”). The terms of the Pre-Global Offering Share Option Scheme are substantially the same as the Share Option Scheme stated above except that:

(a)        The price of a share payable upon the exercise of an option shall be HK$15.420 (excluding the brokerage fee and the Hong Kong Stock Exchange transaction levy);

(b)       The period during which an option may be exercised commenced two years from the date of grant of the options and ends 10 years from 22 June 2000; and

(c)        No further options can be granted under the scheme.

As of 30 June 2005, 24,645,600 share options had been granted and remain valid under the Pre-Global Offering Share Option Scheme of the Company, of which 701,400 options are being held by the directors. Please refer to the paragraph “Directors’ Rights to Acquire Shares” hereinbelow for details.

All of the options granted and outstanding as at 30 June 2005 under the Pre-Global Offering Share Option Scheme are governed by the terms as amended on 13 May 2002.

Up to 30 June 2005, no options granted under the Pre-Global Offering Share Option Scheme have been exercised.

DIRECTORS’ INTERESTS AND SHORT POSITIONS IN SHARES

Same as disclosed in this report, as at 30 June 2005, none of the directors had any personal, family, corporate or other interests or short positions in any shares, underlying shares or debentures in the Company or any of its associated corporations as defined in the Securities and Futures Ordinance (the “Ordinance”).

DIRECTORS’ RIGHTS TO ACQUIRE SHARES

For the six months ended 30 June 2005, the interests of the directors of the Company reported and disclosed under the Ordinance in the equity securities of the Company and any of its associated corporations consisted of share options granted pursuant to the Share Option Scheme and the Pre-Global Offering Share Option Scheme to subscribe for shares of the Company. Details of such share options are set out below:

	No. of Options			No. of Options
	outstanding	No. of Options	No. of Options	outstanding
	at the beginning of	granted	exercised	at the end of
Name of Director	the period(1)	during the period(1)	during the period	the period

Chang Xiaobing	526,000	—	—	526,000
Shang Bing	1,208,400	—	—	1,208,400
Tong Jilu	1,168,000	—	—	1,168,000
Li Qiuhong (2)	N/A	—	—	N/A
Lo Wing Yan, William	554,000	—	116,000	438,000
Ye Fengping	734,000	—	—	734,000
Liu Yunjie	876,600	—	—	876,600
Wu Jinglian	876,000	—	—	876,000
Shan Weijian	584,000	—	—	584,000
Cheung Wing Lam, Linus	292,000	—	—	292,000
Zhao Le (2)	816,400	—	—	816,400
Craig O. McCaw (3)	876,000	—	—	N/A

Notes:

(1).      Each option gives the holder the right to subscribe for one share.

(2).      Mr. Zhao Le resigned as Executive Director and Vice President on 19 July 2005. Mr. Li Qiuhong was appointed as Executive Director and Vice President on 19 July 2005.

(3).      Mr. Craig O. McCaw (and his Alternate Director, Mr. C. James Judson) has retired as Independent Non-executive Director after the completion on his term of office as a director of the Company on 12 May 2005.

Apart from the foregoing, at no time during the six months ended 30 June 2005, was the Company, or any of its holding companies or subsidiaries, a party to any arrangement to enable the directors or any of their spouses or children under eighteen years of age to acquire shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL INTERESTS AND SHORT POSITIONS IN THE SHARE CAPITAL OF THE COMPANY

The Company has been notified of the following interests or short positions in the Company’s issued shares at 30 June 2005 amounting to 5% or more of the ordinary shares in issue:

				Percentage of
		Ordinary shares held		Total Issued
		Held Directly	Held Indirectly	Shares

(i)	China United Telecommunications Corporation (“Unicom Group”)	—	9,725,000,020	77.37%

(ii)	China United Telecommunications Corporation Limited (“A Share Company”)	—	9,725,000,020	77.37%

(iii)	China Unicom (BVI) Limited (“China Unicom (BVI)”)	9,725,000,020	—	77.37%

Note:         Because of the fact that Unicom Group and A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders’ meetings of China Unicom (BVI), in accordance with the Ordinance, the interests of China Unicom (BVI) are deemed to be, and have therefore been included in, the interests of Unicom Group and A Share Company.

Apart from the foregoing, as at 30 June 2005 no person or corporation had any interest or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under section 336 of the Ordinance.

Please also refer to Note 26 to the financial statements for the shareholding position of the Company’s shares as at 30 June 2005.

INTERIM DIVIDEND

It was resolved by our Board of Directors that no interim dividend for the six months ended 30 June 2005 be declared.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30 June 2005, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The audit committee has reviewed together with the management, the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the interim report for the six months ended 30 June 2005.

CORPORATE GOVERNANCE

1.             Requirements under Section 404 of the Sarbanes-Oxley Act (the “SOX Act”)

It has been strongly emphasized by the Company to comply with the requirements under Section 404 of the SOX Act. The relevant section of the Act requires the management of the issuers in other countries with equity securities listing in the U.S. securities market to issue reports and representations as to the internal control system that may affect its financial statements.

The relevant internal control report shall stress the management’s responsibility for establishing and maintaining an adequate and effective internal control structure and procedures. The management shall also assess, as of the year end of the financial statements, of the effectiveness of the Company’s internal control structure and procedures for financial reporting. The Company’s auditors shall also conduct testing and assessment to, and report on the relevant internal control systems.

In order to enhance its corporate governance standards, as well as fulfilling the requirements under the SOX Act, a lot of initiatives were taken in 2004 with respect to the establishment of an internal control system. A steering committee led by the Company’s management was established, and formulated the proposals for the establishment of the internal control system. Through endeavours in practical work, such as perfecting the internal control over the business processes, identifying risk management checkpoints, finalizing on the accountability system for risk management and building up a complete and accurate filing system, a comprehensive risk management mechanism was established, which served to effective manage the risks arising from all economic activities of the Company. The accomplishment of the Company’s business strategies and improvement in efficiency is thus assured.

In order to ensure the effectiveness of the system for internal control, the Management of the Company and internal audit department conduct annual review with the auditors on financial controls, operational controls and compliance and risk management, so as to improve the strength of internal control.

2.             Summary of Significant Differences between the Corporate Governance Practices of the Company and the Corporate Governance Practices Required to be Followed by U.S. Companies under the New York Stock Exchange’s Listing Standards

As a company listed on both the Hong Kong Stock Exchange and the New York Stock Exchange, the Company is subject to applicable Hong Kong laws and regulations, including the Listing Rules and the Hong Kong Companies Ordinance, as well as applicable U.S. Federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the SOX Act of 2002. The Company is also subject to the listing standards of the New York Stock Exchange to the extent they apply to non-U.S. issuers. The Company is not required to comply with all of the corporate governance listing standards of the New York Stock Exchange.

In accordance with the requirements of Section 303A.11 of the New York Stock Exchange Listed Company Manual, the Company has posted on our internet website (www.chinaunicom.com.hk) a summary of the significant differences between the Company’s corporate governance practices and those required to be followed by U.S. companies under the listing standards of the New York Stock Exchange.

3.             Board of Directors

In the best interests of the Company and its shareholders, the Board of Directors reviews and approves major corporate matters as business strategies and budgets, major investments, capital market operation, merger and acquisition, as well as senior officers’ appointments, etc. The Board also reviews and approves announcement periodically published by the Company regarding its business results and operating activities.

The Board membership maintains sufficient international and wide representation. Members of the Board consist of outstanding persons from different professions in the mainland China, Hong Kong and overseas. Members of the Board include three independent non-executive directors and one non-executive director. At the annual general meeting held in May 2005, Mr. Craig O. McCaw (and his alternate director, Mr. C. James Judson) has retired as an independent non-executive director of the Company after the completion of his term of office as director. The Board is in the process of considering the engagement of an appropriate person to be an independent non-executive director. All independent non-executive directors and non-executive director are influential members of the society and possess good knowledge and experience in different aspects. They make active contribution to the development of the Company. They keep close contacts with the management of the Company and always reflect fully different matters and opinions at board meetings, which are of concern to the shareholders and the capital market. These kinds of views and opinions facilitate the Board in their consideration of the shareholders’ best interests. All independent non-executive directors, except the shareholdings interests as disclosed in this annual report, do not have any business or financial interests with the Company, its holding company or subsidiaries, and confirmed their independence to the Company.

The terms of reference of the Company’s Audit Committee have recently been amended to comply with the relevant code provisions in the “Code on Corporate Governance Practices”.

Other than as disclosed hereinbelow, the Company has met the code provisions set out in the “Code on Corporate Governance Practices” for the six months ended 30 June 2005.

According to Appendix 14 of the Listing Rules, “Code on Corporate Governance Practices”, there should be clear division on the responsibilities on the roles of chairman and chief executive officer, and should not be performed by the same individual. Mr. Chang Xiaobing acts as the Chairman and Chief Executive Officer of the Company, chairs the Board of Directors, and is responsible for all the material affairs, including the development and business strategies, operation and management of the Company. Mr. Shang Bing acts as President of the Company and is responsible for the daily operation and management of the Company.

In addition, the non-executive directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company’s annual meetings in accordance with the Company’s Articles of Association.

4.             Appendix 16 of the Listing Rules

According to paragraph 40 of Appendix 16 of the Listing Rules “Disclosure on Financial Information”, save as disclosed herein, the Company confirms that the Company’s current information in relation to those matters set out in paragraph 32 of Appendix 16 has not been changed materially from the information disclosed in the Company’s 2004 Annual Report.

FORWARD-LOOKING STATEMENTS

The Company would also like to caution readers about the forward-looking nature of the above statements. These forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the development of the regulatory environment and our ability to successfully execute our business strategy.

By Order of the Board

Yee Foo Hei

Company Secretary

Hong Kong, 25 August 2005